UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:	1-14387
1-13663

(Check One):	[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	☒ Form 10-Q	[_] Form 10-D
[_] Form N-SAR	[_] Form N-CSR

For Period Ended: June 30, 2005

[_]	Transition Report on Form 10-K
[_]	Transition Report on Form 20-F
[_]	Transition Report on Form 11-K
[_]	Transition Report on Form 10-Q
[_]	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________

PART I

REGISTRANT INFORMATION

United Rentals, Inc.

United Rentals (North America), Inc.

Full Name of Registrants

______________________________

Former Name if Applicable

Five Greenwich Office Park

Address of Principal Executive Office (Street and number)

Greenwich, CT 06830

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[_]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[_]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The company will delay filing its Form 10-Q for the reasons stated in the press release issued by the company on August 9, 2005. This press release is filed as exhibit 99 hereto.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Joseph Ehrenreich	(203)	622-3131
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[_] Yes	☒ No

Annual Report on Form 10-K for the year ended December 31, 2004

Quarterly Report on Form 10-Q for the quarter ended March 31, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	[_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company has not yet finalized its results for 2004 or the first or second quarter of 2005. For additional information, please see the press release attached as exhibit 99 hereto.

United Rentals, Inc.

United Rentals (North America), Inc.

(Name of Registrants as Specified their Charters)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2005	UNITED RENTALS, INC.
By: /s/ Alfred P. Colangelo
Name: Alfred P. Colangelo
Title: Vice President, Finance

Date: August 10, 2005	UNITED RENTALS (NORTH AMERICA), INC.
By: /s/ Alfred P. Colangelo
Name: Alfred P. Colangelo
Title: Vice President, Finance